Filed with the Securities and Exchange Commission on October 20, 1995

                                           1933 Act File Nos. 33-67118, 33-59143
                                                     1940 Act File No. 811-07946

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                                (Name of Issuer)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                   269261 10 3
                      (CUSIP Number of Class of Securities)

                               H. Day Brigham, Jr.
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                October 23, 1995
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee

Transaction Valuation                      Amount of Filing Fee
----------------------------------------   --------------------
No. of Shares  Price/Share   Total Value
-------------  -----------   -----------
3,500,000      $9.99         $34,965,000   $6,993

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Background

      EV Classic Senior Floating-Rate Fund (the "Fund"), is a closed-end, non-diversified management investment company (File Nos. 33-59143 and 811-07946) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund makes quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

      The Fund operates in the "master-feeder" structure and invests all of its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also intends to conduct periodic tender offers.

      Eaton Vance Prime Rate Reserves is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed-end, non-diversified management investment company, and also offers its shares to the public (File Nos. 33-34922 and 811-05808). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.

Introduction

The following is a cross-reference sheet pursuant to General Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated October 23, 1995 of EV Classic Senior Floating-Rate Fund (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.

Schedule 13E-4 Item and Caption            Caption in Offer To Purchase
-------------------------------            ----------------------------

Item 1   Security and Issuer
         -------------------
         (a)................               Heading.

         (b) and (c)........               Heading. Letter. Price; Number of
                                           Shares. Selected Financial
                                           Information.

         (d)................               Inapplicable.

Item 2   Source and Amount of Funds
         or Other Consideration
         --------------------------

         (a).................              Heading.  Source and Amount of Funds.

         (b).................              Inapplicable.

Item 3   Purpose of the Tender Offer
         and Plans or Proposals of
         the Issuer or Affiliate
         ---------------------------

         (a) through (f).....              Purpose of the Offer. Certain Effects
                                           of the Offer.

                                           The Fund has no present plans or
                                           proposals which relate to or would
                                           result in any extraordinary corporate
                                           transaction, such as a merger,
                                           reorganization, or liquidation,
                                           involving the Fund; a sale or
                                           transfer of a material amount of
                                           assets of the Fund; any material
                                           changes in the Fund's present
                                           capitalization (except as resulting
                                           from the Offer or otherwise set forth
                                           in the Offer to Purchase); or any
                                           other material change in the Fund's
                                           corporate structure or business as a
                                           non-diversified closed-end management
                                           investment company.

         (g) through (j)....               Inapplicable.

Item 4   Interest in Securities        Selected Financial Information.
         of the Issuer
         ----------------------

Item 5   Contracts, Arrangements       No such contracts, arrangements,
         Understandings or             understandings or relationships exist
         Relationships with            between the Fund and any person with
         Respect to the Issuer's       respect to the tender offer.
         Securities
         -----------------------

Item 6   Persons Retained,             Letter. No person has been authorized to
         Employed or to Be             make solicitations or recommendations
         Compensated                   with respect to the Offer to Purchase.
         -----------------

Item 7   Financial Information
         ---------------------

         (a)(1) (2) (3) and (4)....    Reference is hereby made to the Selected
                                       Financial Information in the Offer to
                                       Purchase, to the Audited Financial
                                       Statement dated December 7, 1994 filed as
                                       Exhibit (g)(1) to Schedule 13E-4 filed
                                       with the Commission on April 24, 1995
                                       (Accession No. 0000898432-95-000141),
                                       and to the Unaudited Financial Statements
                                       dated June 30, 1995 filed with the
                                       Commission pursuant to Section 30(b)(2)
                                       under the Investment Company Act of 1940
                                       on  August 24, 1995 (Accession No.
                                       0000950156-95-000623) all of which are
                                       incorporated herein by reference.

         (b)(1) (2) and (3)........    Inapplicable.

Item 8   Additional Information
         ----------------------

         (a).......................    Contracts and Relationships with
                                       Affiliates.


                                   Eaton Vance Distributors, Inc. ("EVD") is a wholly-owned subsidiary of Eaton Vance
                                   Management, which is a wholly-owned
                                   subsidiary of Eaton Vance Corp. EVD serves as the Fund's principal underwriter.

         (b) through (d).....      Inapplicable.

         (e).................      Withdrawal Rights. Early Withdrawal Charge.
                                   Extension of Tender Period; Termination;
                                   Amendment. Tax Consequences.

Item 9   Material to be Filed
         as Exhibits
         --------------------

         (a) (1).............      Advertisement printed in THE WALL STREET
                                   JOURNAL.

             (2).............      Offer to Purchase (including Selected
                                   Financial Information).

             (3).............      Letter of Transmittal.

         (b).................      Inapplicable.

         (c).................      Inapplicable.

         (d) through (f).....      Inapplicable.

         (g) (1).............      Audited Financial Statement of the Fund at
                                   December 7, 1994 filed as Exhibit (g)(1) to
                                   Schedule 13E-4 filed with the Commission on
                                   April 24, 1995 (Accession No.
                                   0000898432-95-000141) and Unaudited
                                   Financial Statements dated June 30, 1995
                                   filed with the Commission pursuant to
                                   Section 30(b)(2) under the Investment
                                   Company Act of 1940 on August 24, 1995
                                   (Accession No. 0000950156-95-000623), both
                                   of which are incorporated herein by
                                   reference.


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 1995                              /s/ James B. Hawkes
-----------------                           ------------------------------------
(Date)                                      James B. Hawkes, President of
                                            EV Classic Senior Floating-Rate Fund

                                  EXHIBIT INDEX

      The following exhibits are filed as part of this Issuer Tender Offer Statement.

Exhibit
No.              Description
-------          -----------
(a)(1)           Advertisement printed in THE WALL STREET JOURNAL

(a)(2)           Offer to Purchase (including Selected Financial Information)

(a)(3)           Letter of Transmittal